                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             VOXCOM HOLDINGS, INC.
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                               (Name of Issuer)

                        Common Stock, Par Value $0.0001
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                        (Title of Class of Securities)

                                  928957 10 9
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                                (CUSIP Number)

                             Jasper Resources Ltd
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 1999
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           (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 928957 10 9                                    PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jasper Resources Ltd.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
                N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                        British Virgin Islands
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             5,800,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             5,800,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        5,800,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        24.9%
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      TYPE OF REPORTING PERSON*
14
        CO
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

Item 1.   Security and Issuer.

     This statement relates to shares of Common Stock, par value $0.0001 per share, of Voxcom Holdings, Inc., a Nevada corporation (the "Issuer"), with principal executive offices at 8115 Preston Road, Eighth Floor -East, Dallas, Texas 75225.

Item 2.   Identity and Background.

     There is no other change in the information previously provided in Item 2.

Item 3.   Source and Amount of Funds, or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     In April 1999, Registrant sold 1,200,000 shares of the Issuer to Kling, Jelko, Dr. Dehmel, Wertpapierdienstungs, A.G., a German securities firm.

Item 5.  Interests in Securities of the Issuer.

     (a) 5,800,000 shares of Common Stock (24% of fully diluted shares outstanding).

     (b)  5,800,000 shares - sole power to vote and dispose.

     (c) Acquired 7,000,000 shares of the Issuer's common stock on April 6, 1999.

     (d) No other person has the right to receive or the power to direct dividends from securities or the proceeds of the sale of the securities of the Issuer.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

Item 7.   Material to be Filed as Exhibits.

     None.

Signature

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



May 10, 1999                             Jasper Resources Ltd.
------------
Date
                                         /s/ Brahil Santos

                                         By: Brahil Santos, Authorized Agent